UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Lumos Networks Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

550283105
(CUSIP Number)

JOSHUA A. LOBEL
ERIC J. EDIDIN
CANTON HOLDINGS, L.L.C.
570 Lexington Avenue, 40th Floor
New York, NY 10022
 (212) 319-2775

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 550283105

1	NAME OF REPORTING PERSON ARCHER CAPITAL MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,528,640
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,528,640
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 550283105

1	NAME OF REPORTING PERSON ARCHER PARTNERS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,528,640
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,528,640
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP NO. 550283105

1	NAME OF REPORTING PERSON ARCHER CROSSBOW MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 139,599
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 139,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 550283105

1	NAME OF REPORTING PERSON ARCHER CROSSBOW GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 139,599
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 139,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP NO. 550283105

1	NAME OF REPORTING PERSON HASTINGS MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 220,172
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 220,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 550283105

1	NAME OF REPORTING PERSON ARCHER HASTINGS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 220,172
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 220,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP NO. 550283105

1	NAME OF REPORTING PERSON ARCHER SELECT MANDATE MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 665,727
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 665,727
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 550283105

1	NAME OF REPORTING PERSON ARCHER SELECT MANDATE GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 665,727
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 665,727
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP NO. 550283105

1	NAME OF REPORTING PERSON CANTON GP HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,554,138
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,554,138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,554,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP NO. 550283105

1	NAME OF REPORTING PERSON ARCHER CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,554,138
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,554,138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,554,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP NO. 550283105

1	NAME OF REPORTING PERSON CANTON HOLDINGS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,554,138
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,554,138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,554,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP NO. 550283105

1	NAME OF REPORTING PERSON JOSHUA A. LOBEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,554,138
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,554,138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,554,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 550283105

1	NAME OF REPORTING PERSON ERIC J. EDIDIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,554,138
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,554,138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,554,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 550283105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Lumos Networks Corp., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is One Lumos Plaza, P.O. Box 1068, Waynesboro, Virginia 22980.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Archer Capital Master Fund, L.P., a Cayman Islands limited partnership (“Archer Capital”), with respect to the Shares directly and beneficially owned by it;

(ii)	Archer Partners GP, LLC, a Delaware limited liability company (“Archer Partners GP”), as the general partner of Archer Capital;

(iii)	Archer Crossbow Master Fund, L.P., a Cayman Islands limited partnership (“Archer Crossbow”), with respect to the Shares directly and beneficially owned by it;

(iv)	Archer Crossbow GP, LLC, a Delaware limited liability company (“Archer Crossbow GP”), as the general partner of Archer Crossbow;

(v)	Hastings Master Fund, L.P., a Cayman Islands limited partnership (“Hastings”), with respect to the Shares directly and beneficially owned by it;

(vi)	Archer Hastings GP, LLC, a Delaware limited liability company (“Archer Hastings GP”), as the general partner of Hastings;

(vii)
Archer Select Mandate Master Fund, L.P., a Delaware limited partnership (“Archer Select,” and together with Archer Capital, Archer Crossbow and Hastings, the “Funds”), with respect to the Shares directly and beneficially owned by it;

(viii)
Archer Select Mandate GP, LLC, a Delaware limited liability company (“Archer Select GP,” and together with Archer Partners GP, Archer Crossbow GP and Archer Hastings GP, the “General Partners”), as the general partner of Archer Select;

(ix)	Canton GP Holdings, LLC, a Delaware limited liability company (“Canton GP”), as the manager of the General Partners;

(x)	Archer Capital Management, L.P., a Delaware limited partnership (“Archer”), as the investment manager to the Funds;

(xi)	Canton Holdings, L.L.C., a Delaware limited liability company (“Canton”), as the general partner of Archer;

(xii)	Joshua A. Lobel, as a member and manager of Canton, as a manager of Canton GP and as a managing partner of Archer; and.

(xiii)	Eric J. Edidin, as a member and manager of Canton, as a manager of Canton GP and as a managing partner of Archer.

CUSIP NO. 550283105

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 570 Lexington Avenue, 40th Floor, New York, New York 10022.

(c)           The principal business of the Funds is investing in securities.  The principal business of Archer Partners GP is serving as the general partner of Archer Capital.  The principal business of Archer Crossbow GP is serving as the general partner of Archer Crossbow.  The principal business of Archer Hastings GP is serving as the general partner of Hastings.  The principal business of Archer Select GP is serving as the general partner of Archer Select.  The principal business of Canton GP is serving as the manager of the General Partners.  The principal business of Archer is serving as the investment manager to the Funds.  The principal business of Canton is serving as the general partner of Archer.  The principal occupation of each of Messrs. Lobel and Edidin is serving as a member and manager of Canton, as a manager of Canton GP and as a managing partner of Archer.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Lobel and Edidin are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of the Funds were purchased with investment capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 1,528,640 Shares directly owned by Archer Capital is approximately $17,780,096, including brokerage commissions.  The aggregate purchase price of the 139,599 Shares directly owned by Archer Crossbow is approximately $1,623,720, including brokerage commissions.  The aggregate purchase price of the 220,172 Shares directly owned by Hastings is approximately $1,959,963, including brokerage commissions.  The aggregate purchase price of the 665,727 Shares directly owned by Archer Select is approximately $6,590,979, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, stockholders, lenders and noteholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, including, without limitation,  communications and making proposals to the Issuer concerning capitalization, ownership structure, board structure and composition, meetings of stockholders, strategic acquisitions or dispositions, financings and uses of proceeds, capital allocation, or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 550283105

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 22,900,237 Shares outstanding, as of July 31, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 6, 2015.

A.	Archer Capital

(a)	As of the close of business on September 17, 2015, Archer Capital directly owned 1,528,640 Shares.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,528,640
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,528,640

(c)	Archer Capital has not entered into any transactions in the Shares during the past 60 days.

B.	Archer Partners GP

(a)	Archer Partners GP, as the general partner of Archer Capital, may be deemed the beneficial owner of the 1,528,640 Shares owned directly by Archer Capital.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,528,640
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,528,640

(c)	Archer Partners GP has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 550283105

C.	Archer Crossbow

(a)	As of the close of business on September 17, 2015, Archer Crossbow directly owned 139,599 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 139,599
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 139,599

(c)	Archer Crossbow has not entered into any transactions in the Shares during the past 60 days.

D.	Archer Crossbow GP

(a)	Archer Crossbow GP, as the general partner of Archer Crossbow, may be deemed the beneficial owner of the 139,599 Shares owned directly by Archer Crossbow.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 139,599
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 139,599

(c)	Archer Crossbow GP has not entered into any transactions in the Shares during the past 60 days.

E.	Hastings

(a)	As of the close of business on September 17, 2015, Hastings directly owned 220,172 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 220,172
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 220,172

(c)	Hastings has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 550283105

F.	Archer Hastings GP

(a)	Archer Hastings GP, as the general partner of Hastings, may be deemed the beneficial owner of the 220,172 Shares owned directly by Hastings.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 220,172
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 220,172

(c)	Archer Hastings GP has not entered into any transactions in the Shares during the past 60 days.

G.	Archer Select

(a)	As of the close of business on September 17, 2015, Archer Select directly owned 665,727 Shares.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 665,727
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 665,727

(c)	Archer Select has not entered into any transactions in the Shares during the past 60 days.

H.	Archer Select GP

(a)	Archer Select GP, as the general partner of Archer Select, may be deemed the beneficial owner of the 665,727 Shares owned directly by Archer Select.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 665,727
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 665,727

(c)	Archer Select GP has not entered into any transactions in the Shares during the past 60 days.

I.	Canton GP

(a)	Canton GP, as the manager of the General Partners, may be deemed the beneficial owner of the 2,554,138 Shares owned directly by the Funds.

Percentage: Approximately 11.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,554,138
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,554,138

(c)	Canton GP has not entered into any transactions in the Shares during the past 60 days.

J.	Archer

(a)	Archer, as the investment manager to the Funds, may be deemed the beneficial owner of the 2,554,138 Shares owned directly by the Funds.

Percentage: Approximately 11.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,554,138
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,554,138

(c)	Archer has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 550283105

K.	Canton

(a)	Canton, as the general partner of Archer, may be deemed the beneficial owner of the 2,554,138 Shares owned directly by the Funds.

Percentage: Approximately 11.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,554,138
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,554,138

(c)	Canton has not entered into any transactions in the Shares during the past 60 days.

L.	Messrs. Lobel and Edidin

(a)
Each of Messrs. Lobel and Edidin, as a member and manager of Canton, as a manager of Canton GP and as a managing partner of Archer, may be deemed the beneficial owner of the 2,554,138 Shares owned directly by the Funds.

Percentage: Approximately 11.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,554,138
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,554,138

(c)	None of Messrs. Lobel and Edidin has entered into any transactions in the Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 17, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Archer Capital Master Fund, L.P., Archer Partners GP, LLC, Archer Crossbow Master Fund, L.P., Archer Crossbow GP, LLC, Hastings Master Fund, L.P., Archer Hastings GP, LLC, Archer Select Mandate Master Fund, L.P., Archer Select Mandate GP, LLC, Canton GP Holdings, LLC, Archer Capital Management, L.P., Canton Holdings, L.L.C., Joshua A. Lobel, and Eric J. Edidin, dated September 17, 2015.

CUSIP NO. 550283105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 2015

ARCHER CAPITAL MASTER FUND, L.P.
By: Archer Partners GP, LLC,
       its General Partner

ARCHER CROSSBOW MASTER FUND, L.P.
By: Archer Crossbow GP, LLC,
       its General Partner

HASTINGS MASTER FUND, L.P.
By: Archer Hastings GP, LLC,
       its General Partner

ARCHER SELECT MANDATE MASTER FUND, L.P.
By: Archer Select Mandate GP, LLC,
       its General Partner

ARCHER PARTNERS GP, LLC
By: Canton GP Holdings, LLC,
      its Manager

ARCHER CROSSBOW GP, LLC
By: Canton GP Holdings, LLC,
      its Manager

ARCHER HASTINGS GP, LLC
By: Canton GP Holdings, LLC,
      its Manager

ARCHER SELECT MANDATE GP, LLC
By: Canton GP Holdings, LLC,
      its Manager

ARCHER CAPITAL MANAGEMENT, L.P.
By: Canton Holdings, L.L.C.,
      its General Partner

CANTON GP HOLDINGS, LLC

CANTON HOLDINGS, L.L.C

By:	/s/ Joshua A. Lobel
	Name:	Joshua A. Lobel
	Title:	Authorized Signatory

/s/ Joshua A. Lobel
JOSHUA A. LOBEL

/s/ Eric J. Edidin
ERIC J. EDIDIN